February 5, 2008

William K. Lee
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Dear Mr. Lee,

I was glad we were finally able to catch up with each other.  With regard to your letter of January 28, 2006 and our discussion of Monday, January 29, 2008, you have requested we consider Paragraph A18 of SFAS 141 and Paragraphs 8 and 10 of EITF 2-17.

Paragraph A18 of SFAS 141 describes customer lists and that they may be leased or exchanged and therefore have a value separate from goodwill.  We do not believe our customer list has value for the reasons described below:

For the years 2004 through 2007, Capstone’s top 7 customers represented over 90% of sales. The top 7 customers change each year.

Of the top 7 customers in 2004, only 4 were customers in 2005, only 3 were customer in 2006 and 2007.

Of the top 7 customers in 2005, only 3 were customer in 2006 and 2007.

Of the top 7 customers in 2006, only 3 were customers in 2007.

Typically, the value of customer lists comes from the savings in time and effort it takes to find customers in the market.

For the three years prior to the 2006 acquisition, over 99.5% of Capstone sales were to an average of 13 customers. These customers included some well known names such as Dillards, Costco, Staples, Target, Barnes & Noble, Toys R Us, Rite Aid, Disneyland, Walmart, etc.

In summary, we do not believe that there is value in our customer list because:

1.	There are so few customers
2.	Their identity is common knowledge
3.	The customers change continuously

As to Paragraph 8 of EITF 2-17:

Our agreement is merely instructions on how to do business if we do get an order.  This was described in detail in our letter of January 10, 2008.

As to Paragraph 10 of EITF 2-17:

Capstone was acquired September 12, 2006.

For the year 2006, total sales of Capstone were $1.7 million. Of that, approximately $495,000 was on order pending shipment (backlog).  The operating net income for 2006 was $287,000, which is 16.7% of sales.  If we apply that percentage to these $495,000 of sales, the profit on the backlog is $82,000 which represent 4% of goodwill.  It would be expensive for us to revise the audited 2006 financial statements and the subsequent periods already filed.  We have discussed the above with our auditors who agree with our information in this letter.  We and our auditors do not think the materiality of this possible intangible justifies the costs of a change but will do so if requested.

This information on backlog was not part of the consideration when the acquisition occurred.

Please let us know if you have any questions.

Respectfully,

/s/ Gerry McClinton
Gerry McClinton
COO
CHDT Corporation, Inc.

/s/ Laurie S. Holtz
Laurie S. Holtz
CFO
CHDT Corporation, Inc.

Enclosure letter of January 10, 2008

January 10, 2008

Wilson K. Lee
Staff Accountant
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Dear Mr. Lee,

With regard to the issue raised in your letter of November 8, 2007 (copy enclosed), regarding Capstone’s agreements with retailers, we have enclosed copies of our typical arrangements with customers:

•	Office Max
•	Costco Wholesale
•	WalMart

Most of our sales are with approximately seven retailers.  These enclosures are typical of our agreements with customers.

Supplier agreements generally contain:

•	Contact Information
•	Instructions to Suppliers
•	Shopping Terms & Instructions
•	Return and Recall Information
•	Insurance Requirements
•	Payment Terms
•	Price Protection to Customers
•	Indemnification from Suppliers & Warranties
•	Electronic Data Procedures
•	Operating Standards for Supplier
•	Marketing Fund Programs & Advertising Allowances

The rights and responsibilities from these arrangements are typical of supplier and purchaser requirements that occur whenever a sale is made.

350 Jim Moran Blvd ▪ Suite 120 ▪ Deerfield Beach, FL ▪ 33442 ▪ Phone: (954) 570-8889 ▪ Fax: (954) 252-3442

The cost to accomplish our supplier agreement has been nominal.  Vendor agreements occur after original contact, which may or may not lead to sales.  Because of the immaterial cost to become a potential source and the inability to know if any sales will occur or if they do occur, for how long the customer would purchase product or how much they would purchase, we are unable to estimate an amortization period a separately stated contract value amount.

Please review the enclosed and let us know if you have any questions.

Respectfully,

 /s/  Gerry McClinton
Gerry McClinton
COO
CHDT Corporation, Inc.

/s/ Laurie S. Holtz
Laurie S. Holtz
CFO
CHDT Corporation, Inc.

350 Jim Moran Blvd ▪ Suite 120 ▪ Deerfield Beach, FL ▪ 33442 ▪ Phone: (954) 570-8889 ▪ Fax: (954) 252-3442